Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated November 18, 2016

THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS. THE OFFICIAL TEXT IN JAPANESE OF THE CONVOCATION NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HAS BEEN PREPARED IN ACCORDANCE WITH STATUTORY PROVISIONS AND MAILED TO THE RESPECTIVE SHAREHOLDERS. SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTICE, THE OFFICIAL TEXT SHALL PREVAIL.
THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

Security Code: 5020
November 29, 2016

Dear Our Shareholders,

Yukio Uchida Representative Director, President JX Holdings, Inc. 1-2 Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to take this opportunity to thank you for your continued support of JX Holdings, Inc. (the “Company”).

You are invited to attend the Extraordinary General Meeting of Shareholders to be held as described below.

If you are unable to attend, you may exercise your voting right(s) by either of the following methods.  You are kindly requested to examine the “Reference Materials for the General Meeting of Shareholders” set out below, and exercise your voting right(s).

  Exercise of voting right(s) in writing
You are kindly requested to indicate your approval or disapproval regarding the proposals on the agenda on the enclosed proxy card, and return the card to the Company by 5:30 p.m., Tuesday, December 20, 2016.

  Exercise of voting right(s) by an electronic method (e.g., via the Internet)
You are kindly requested to refer to “How to Exercise Voting Right(s) by an Electronic Method (e.g., via the Internet)” on page 3, and enter your approval or disapproval regarding the proposals on the agenda, by 5:30 p.m., Tuesday, December 20, 2016.

ICJ, Inc. provides the “Electronic Voting Platform,” as an electronic voting method, to institutional investors.

Particulars

1. Date and Time:	Wednesday, December 21, 2016 at 10:00 a.m. (The reception desk opens at 9:00 a.m.)

2. Place:	Function Room “Aoi”, 2nd Floor, Palace Hotel Tokyo 1-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

3.     Purposes of this Extraordinary General Meeting of Shareholders

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Matters to be Resolved:
Item 1:	Approval for the Share Exchange Agreement
Item 2:	Approval for partial amendment to the Articles of Incorporation
Item 3:	Appointment of four (4) Directors
Item 4:	Appointment of two (2) Corporate Auditors

4.	Matters Concerning Exercise of Voting Right(s)
(1)	Please be advised that if you submit a proxy card indicating neither approval nor disapproval regarding each item, the Company shall deem that you voted in favor of the items.
(2)
If you exercised your voting right(s) multiple times by a proxy card and/or by an electronic method (e.g., via the Internet), and your votes are conflicting, the vote that reached the Company last shall be deemed valid.  In the event where you redundantly exercised your voting right(s) both in writing and by an electronic method (e.g., via the Internet), and if the Company received them on the same day, the exercise of voting right(s) by an electronic method shall be deemed valid.

(3)
If you desire to exercise your voting right(s) by a proxy, please exercise your voting right(s) by appointing one (1) proxy who is also a shareholder of the Company entitled to exercise his/her voting right(s) at this Extraordinary General Meeting of Shareholders.

End

1.	If you are to attend the meeting in person, please kindly submit the enclosed proxy card to the reception desk at the meeting venue.
2.
Financial statements, etc. of TonenGeneral Sekiyu K.K. for the most recent business year (from January 1, 2015 to December 31, 2015) are posted on the Company’s website (http://www.hd.jx-group.co.jp/english/ir/stock/meeting/), pursuant to the laws and regulations and Article 15 of the Articles of Incorporation of the Company.  In the event where it becomes necessary to revise the reference materials for the Meeting of Shareholders, the revised information and data thereof will be posted on such website.

3.	Contents of this convocation notice were disclosed on the Company’s website before issuance thereof for the purpose of providing information to our shareholders early.

Please note that we will not be distributing gifts to attending shareholders in this general meeting of shareholders. We appreciate your understanding.

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How to Exercise Voting Right(s) by an Electronic Method (e.g., via the Internet)

1.	Website for exercise of voting right(s)
You may exercise your voting right(s) electronically, only via the dedicated website (http://www.web54.net). Upon accessing the said website, please follow the displayed instructions using the “exercise code” and “password” printed on the right side of your proxy card, and register a new password. Then, you will be authorized to enter your approval or disapproval.

2.	Exercise of voting right(s)
(1)	The exercise of a voting right(s) shall only be valid if it has been performed by 5:30 p.m., Tuesday, December 20, 2016.
(2)
If you exercised your voting right(s) both in writing and via the Internet and your votes are conflicting, only the vote that reached the Company last shall be deemed valid. If you exercised your voting right(s) both in writing and via the Internet and both reached the Company on the same day, only the vote exercised via the Internet shall be deemed valid.

(3)	If you exercised your voting right(s) more than once via the Internet and your votes are conflicting, only the vote that reached the Company last shall be deemed valid.

3.	Password
(1)	Please kindly retain your password until the closing of this Extraordinary General Meeting of Shareholders as it will be used as a means of identification of you as a shareholder with voting right(s).
(2)	The password sent to you shall be valid for this Extraordinary General Meeting of Shareholders only.
(3)	The Internet voting service will refuse access if a password has been incorrectly entered a certain number of times. In such cases, please follow the displayed instructions.

4.	Fees incurred in connection with access to the website for exercise of voting right(s)
You shall be responsible for all fees that may incur in connection with accessing website for exercise of voting right(s), including connection fees to the Internet service provider and telecommunication fees to the telecommunications carrier.

5.	Help desk of computer terminal operations
For any inquiry regarding the operating of a personal computer or related issues, please contact the following section:

Web support desk of Sumitomo Mitsui Trust Bank, Limited [Telephone] 0120-652-031 [Open] 9:00 a.m. to 9:00 p.m. (Tokyo time)

Information on exercise of voting right(s) through the Electronic Voting Platform
ICJ, Inc. provides the “Electronic Voting Platform,” as an electronic voting method, to institutional investors.

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Reference Materials for General Meeting of Shareholders

Proposals and Matters for References

Item 1 Approval for the Share Exchange Agreement

The Company and TonenGeneral Sekiyu K.K. (“TonenGeneral”) agreed to totally integrate the energy businesses of the two groups as of April 1, 2017 (the “Business Integration”) and executed a business integration agreement (the “Business Integration Agreement”) on August 31, 2016.  In connection with the Business Integration Agreement, the Company and TonenGeneral executed a share exchange agreement (the “Share Exchange Agreement”), under which the Company becomes the wholly-owning parent company and TonenGeneral becomes the wholly-owned subsidiary, and JX Nippon Oil & Energy Corporation (“JXE”), who is the Company’s wholly-owned subsidiary, and TonenGeneral executed an absorption-type merger agreement (the “Absorption-type Merger Agreement”), under which JXE will be a surviving company and TonenGeneral will be an absorbed company, respectively, on the same day as the execution date of the Business Integration Agreement.

This proposal is submitted to obtain approval for the Share Exchange Agreement in order to consummate the Business Integration.

Matters regarding this proposal, such as reasons for the share exchange, terms and conditions of the Share Exchange Agreement, the share exchange ratio and matters regarding appropriateness of provisions concerning the Company’s paid-in capital and reserves are as described below.

1.	Reasons for the share exchange (objectives of the Business Integration)

The petroleum industry of Japan has been experiencing a severe business climate for more than 10 years where demand for petroleum products in Japan has declined.  With the decreasing population, the growth of fuel-efficient vehicles, and the shift to gas, electric power and other types of energy, there is no doubt that the industry will face further shrink of the domestic market.  Meanwhile, overseas, demand for petroleum and petrochemical products is expected to continue to increase in Asia; however, the construction of new or additional, highly competitive plants is anticipated in developing countries in Asia, such as China, India and Indonesia.  For these reasons, international competition in the petroleum industry in the Asian market is expected to become more intense.

Under these conditions, the Company’s group and TonenGeneral group have respectively endeavored to realize further rationalization and efficiency improvement, as well as enhance competitiveness through entry into the new businesses, such as electricity and gas, development of petroleum business overseas, restructuring and integration of businesses and other efforts.  However, with the domestic and international business environment becoming more intense, both groups acknowledged that, in order to implement a drastic structural reform of the energy business, which neither company would likely be able to achieve individually and in order to seriously cultivate businesses that will become mainstays of the future, the best course of action would be to combine the business resources of both groups.  This way, the two groups determined to execute the Business Integration Agreement.

After the Business Integration, both groups will establish a strong corporate group (the “Integrated Group”) under the Company, as a holding company, that operates core businesses, i.e., energy business, oil and natural gas exploration and metals business and will work together to address various issues, in order to grow as the most prominent and internationally-competitive comprehensive energy, resources and materials company groups in Asia.

In particular, as a starter, in relation to the integrated energy business, while maintaining safe operations and stable supply, the Integrated Group will thoroughly streamline and rationalize its entire supply chain, thereby achieving in excess of 100 billion yen in profit improvements within three years following the Business Integration.  In addition thereto, the Integrated Group will achieve a more resilient business foundation by considering and implementing additional measures for rationalization, including refinery closure.  Moreover, the Integrated Group will develop the energy business in the Asia-Pacific countries on a full scale, as well as further strengthen new businesses, such as electricity, gas and new energy.  Furthermore, the Integrated Group will steadily develop its next generation businesses that will be mainstays of the future by taking measures, such as promoting development and expansion of high-value-added products in the lubricants business, specialty chemicals business and other technology-based businesses.

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On the other hand, in relation to the oil and natural gas exploration, the Integrated Group will make efforts to optimize its portfolio through concentration in core competence and will steadily implement projects under development and production.  In relation to the metals business, the Integrated Group will make efforts to, not only realize profit improvement through achievement of the stable operation and cost reduction in its upstream business, but also attract demand that is expected to increase due to development of the “Internet of Things” society by taking measures, such as pushing forward distribution of high-performance products in its electronic materials business to global markets.

Along with the above, based on the knowledge accumulated to date by both groups, the Integrated Group as a whole will make efforts to further improve risk management and internal control systems.  Also, the Integrated Group will address the improvement of balance sheet and will generate further cash flow through careful selection of investment, sale of unnecessary assets, and reduction of working capital.

The Integrated Group has determined, through various measures above, to develop into one of the most prominent comprehensive energy, resources and materials company groups in Asia and to make efforts to improve corporate value in a sustainable manner, whereby the Integrated Group will meet the expectation of the shareholders and, at the same time, contribute to the development of a sustainable and vigorous economy and society.

You are kindly requested to understand the objectives of the Business Integration and approve the Share Exchange Agreement.

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2.	Terms and conditions of the Share Exchange Agreement

Share Exchange Agreement

JX Holdings, Inc. (“JXHD”) and TonenGeneral Sekiyu K.K. (“TonenGeneral”) hereby enter into this agreement (this “Agreement”) as follows with respect to a share exchange.

Article 1	Share Exchange

1.1
In accordance with the provisions of this Agreement, JXHD and TonenGeneral shall consummate a share exchange (the “Share Exchange”) in which JXHD becomes the wholly-owning parent company through the Share Exchange and TonenGeneral becomes the wholly-owned subsidiary company through the Share Exchange.

1.2	The corporate names and addresses of the wholly-owning parent company through the Share Exchange and the wholly-owned subsidiary company through the Share Exchange are as follows.

(1)	Wholly owning parent company through the Share Exchange
Corporate name:          JX Holdings, Inc.
Address:          1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

(2)	Wholly owned subsidiary company through the Share Exchange
Corporate name:          TonenGeneral Sekiyu K.K.
Address:          8-15, Kohnan 1-chome, Minato-ku, Tokyo

Article 2	Matters Regarding the Number of Shares to be Delivered at the Time of the Share Exchange and Allotment of Those Shares

2.1
At the time of the Share Exchange, JXHD shall deliver to the shareholders of TonenGeneral (limited to the shareholders after the treasury shares of TonenGeneral have been cancelled as set forth in Article 7; hereinafter the same), as of the time immediately before JXHD acquires all of the issued shares of TonenGeneral through the Share Exchange (the “Reference Time”), the shares of JXHD in the number obtained by multiplying the number of TonenGeneral shares held by such shareholders by 2.55, and JXHD shall allocate to each shareholder of TonenGeneral as of the Reference Time 2.55 shares of JXHD for each share of TonenGeneral which such shareholder holds.

2.2
If any shares of JXHD to be allocated by JXHD to TonenGeneral shareholders in accordance with the provisions of the preceding paragraph are fractional shares of less than one share of JXHD stock, JXHD shall handle such fractional shares in accordance with Article 234 of the Companies Act.

Article 3	Matters Regarding Amounts of Stated Capital and Reserves of the Wholly-Owning Parent Company through the Share Exchange

Stated capital, capital surplus reserve and earned surplus reserve of JXHD that will increase as a result of the Share Exchange are as follows; provided, however, that JXHD and TonenGeneral may change these amounts upon agreement through consultation due to changes in circumstances up until the effective date of the Share Exchange (the “Effective Date”).

(1)	Stated capital: 0 yen
(2)	Capital surplus reserve: Amount of changes in net assets stipulated in Article 39 of the Ordinance on Company Accounting
(3)	Earned surplus reserve: 0 yen

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Article 4	Effective Date

4.1	The Effective Date shall be April 1, 2017.

4.2
Notwithstanding the provisions of the preceding paragraph, JXHD and TonenGeneral may change the Effective Date upon agreement through consultation, if necessary due to the progress of the procedures for the Share Exchange.

Article 5	General Meeting of Shareholders to Approve the Share Exchange

JXHD and TonenGeneral shall each hold a general meeting of shareholders by the day immediately preceding the Effective Date to seek approval for this Agreement and any matters necessary for the Share Exchange.

Article 6	Management of Company Assets

After the execution of this Agreement until the Effective Date, JXHD and TonenGeneral shall each execute its respective business and manage and operate its respective assets with due care of a prudent manager.  Any acts which may have material influence on the assets or rights and obligations shall only be taken after discussing with the other party in advance.

Article 7	Cancellation of Treasury Shares

TonenGeneral shall at the Reference Time cancel all treasury shares it holds as of the Reference Time (including shares to be acquired by TonenGeneral in response to dissenting shareholders’ demand in relation to the Share Exchange to purchase their shares as stipulated in Article 785, Paragraph (1) of the Companies Act) upon resolution of the board of directors of TonenGeneral held by the day immediately preceding the Effective Date.

Article 8	Handling of Stock Acquisition Rights

TonenGeneral shall, by the day immediately preceding the Effective Date, acquire and cancel all stock acquisition rights which it has issued.

Article 9	Dividends of Surplus and Others

9.1
JXHD may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of September 30, 2016 at the maximum of 8 yen per share and 20 billion yen in total.

9.2
JXHD may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of March 31, 2017 at the maximum of 8 yen per share and 20 billion yen in total.

9.3
TonenGeneral may pay dividends of surplus to the shareholders or registered pledgees of shares who are recorded on the latest registry of shareholders as of December 31, 2016 at the maximum of 28.50 yen per share and 10.5 billion yen in total.

9.4
Unless provided for in the preceding three paragraphs, after the execution of this Agreement, JXHD and TonenGeneral shall not resolve to pay of dividends of surplus with the reference date which is earlier than the Effective Date.  In addition, after the execution of this Agreement, JXHD and TonenGeneral shall not resolve to buy back their own stock with the acquisition date which is earlier than the Effective Date (excluding the buy-back of their own stock which is required upon exercise of the shareholders’ rights pursuant to applicable laws and regulations).

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Article 10	Amendment and Termination of this Agreement

After the execution of this Agreement until the Effective Date, if there are any material changes in the financial condition or business performance of JXHD or TonenGeneral or such changes become evident, if any events occur that could materially hinder the consummation of the Share Exchange in accordance with this Agreement or the occurrence of such events become evident, or if otherwise it becomes difficult to achieve the purpose of the Share Exchange, JXHD and TonenGeneral may amend or terminate this Agreement after consultation in good faith.

Article 11	Effectiveness of this Agreement

This Agreement shall cease to be in effect if:

(1)	it is not possible to obtain approval of a general meeting of shareholders of JXHD or TonenGeneral as set forth in Article 5 of this Agreement; or
(2)	any approval of relevant authorities required under laws and regulations with respect to the Share Exchange has not been obtained as of the Reference Time.

Article 12	Consultation

In addition to the provisions of this Agreement, JXHD and TonenGeneral shall set forth any matter necessary for the Share Exchange upon agreement through consultation in accordance with the purpose of this Agreement.

Article 13	Jurisdiction

JXHD and TonenGeneral agree that the Tokyo District Court shall be the court of first instance having exclusive jurisdiction over any disputes relating to this Agreement before a court.

IN WITNESS WHEREOF, JXHD and TonenGeneral have executed this Agreement in duplicate by affixing their signatures and seals thereto, and each party shall keep one original.

August 31, 2016

JXHD:	JX Holdings, Inc. 1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo Yukio Uchida, Representative Director, President

TonenGeneral:   TonenGeneral Sekiyu K.K.
8-15, Kohnan 1-chome, Minato-ku, Tokyo
Jun Mutoh, Representative Director, President

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3.
Matters regarding appropriateness of provisions concerning the Company’s paid-in capital and reserves (matters regarding appropriateness of provisions concerning matters set forth in Article 768, paragraph (1), items (ii) and (iii) of the Companies Act)

(1)	Matters regarding appropriateness of provisions concerning the share exchange ratio

A.
At the time of the share exchange, the Company will deliver to the shareholders of TonenGeneral as of the time immediately before the Company acquires all of the issued shares of TonenGeneral through the share exchange, the shares of the Company in the number obtained by multiplying the number of TonenGeneral shares held by such shareholders by 2.55, and the Company will allocate to each shareholder of TonenGeneral as of the reference time 2.55 shares of the Company for each share of TonenGeneral which such shareholder holds. As a result, the number of shares to be delivered through the share exchange is expected to be 928,782,825 shares in total.  Any fractional shares less than one share included in the number of shares of the Company common stock to be allocated to the shareholders of TonenGeneral will be handled pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

Share Exchange Ratio (ratio at which shares of the Company common stock will be delivered for each share of TonenGeneral)
	Company	TonenGeneral
Share Exchange Ratio	1	2.55

B.
In order to ensure the fairness of the share exchange ratio relating to the share exchange, the Company retained four financial advisors as its third party financial advisors for the calculation of the ratio, i.e., Nomura Securities Co., Ltd. (“Nomura”), Citi Global Markets Japan Inc. (“Citigroup”), Mizuho Securities Co. Ltd. (“Mizuho”), and Daiwa Securities Co. Ltd. (“Daiwa”) (collectively, the “Company’s FAs”).

In order to ensure the fairness of the share exchange ratio relating to the share exchange, TonenGeneral retained two financial advisors as its third party financial advisors for the calculation of the ratio, i.e., Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (collectively, “TonenGeneral’s FAs”).

Upon request of the Company, each of the Company’s FAs valued the share exchange ratio based on average values of market share prices for a certain period, comparison with comparable companies, cash flow outlook and other similar factors.  The Company received the results of analysis of the share exchange ratio from the Company’s FAs as of August 30, 2016 and outline of such analysis is as described in attachment “Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors” (pages 11 through 17).

Each of the Company and TonenGeneral comprehensively examined the valuation results of the share exchange by the third party financial advisors, financial conditions, share prices, future outlook and other similar factors of the two companies and carefully discussed the share exchange ratio between them.  Upon prudent and thorough discussions, the two companies have come to an agreement and concluded that the share exchange ratio described in A. above is appropriate.

In addition, the Company obtained a written opinion (fairness opinion) as of August 30, 2016 from each of the Company’s FAs to the effect that, on the assumption of conditions precedent and certain other terms described in attachment “Overview of the Share Exchange Ratio analyses, conducted by the third party financial advisors” (pages 11 through 17), the share exchange ratio described in A. above is appropriate or fair from a financial point of view to the shareholders of the Company.

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TonenGeneral obtained a written opinion (fairness opinion) as of the same day from each of TonenGeneral’s FAs to the effect that, on the assumption of certain terms, the share exchange ratio described in A. above is appropriate or fair from a financial point of view to the shareholders of TonenGeneral.

(2)	Matters regarding appropriateness of provisions concerning the Company’s paid-in capital and reserves

Provisions concerning paid-in capital, capital reserve and profit reserve of the Company that will increase through the share exchange are as below.  These provisions were determined within the scope of laws and regulations taking into account the present amount of paid-in capital and reserves of the Company and expected amount of net assets of the Company after the share exchange and other circumstances comprehensively, and are believed to be appropriate.
A.	Amount of paid-in capital to be increased: 0 yen
B.	Amount of capital reserve to be increased: Changes in net assets set forth in Article 39 of the Ordinance on Company Accounting
C.	Amount of profit reserve to be increased: 0 yen

4.	Details of the financial statements, etc. of TonenGeneral for the most recent business year (from January 1, 2015 to December 31, 2015)

Details of the financial statements, etc. of TonenGeneral for the most recent business year have been disclosed on the Company’s website (http://www.hd.jx-group.co.jp/english/ir/stock/meeting/) pursuant to laws and regulations, and Article 15 of the Articles of Incorporation of the Company.

5.	Details of events that have material effect on the status of corporate assets occurred to the Company after the last day of the last business year (from April 1, 2015 to March 31, 2016)

(1)	The Company executed the Business Integration Agreement and the Share Exchange Agreement with TonenGeneral on August 31, 2016.
(2)	JXE executed the Absorption-type Merger Agreement with TonenGeneral on August 31, 2016.
(3)
The Company executed the absorption-type company split agreement on November 8, 2016, in which the Company is the successor company and JXE is the splitting company, so that the Company can succeed the rights and obligations of TonenGeneral and others (such as listed stocks, loans, bonds, debts and others) on April 1, 2017, that is a part of the rights and obligations which JXE will succeed under the Absorption-type Merger Agreement on April 1, 2017.

6.	Details of events that have material effect on the status of corporate assets occurred to TonenGeneral after the last day of the last business year (from January 1, 2015 to December 31, 2015)

(1)
TonenGeneral resolved at its board of directors meeting held on February 12, 2016 that it will cancel 199,182,000 shares of treasury stock pursuant to Article 178 of the Companies Act and carried out the cancellation on February 29, 2016.

(2)	TonenGeneral executed the Business Integration Agreement and the Share Exchange Agreement with the Company and the Absorption-type Merger Agreement with JXE, respectively on August 31, 2016.

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Attachment

Overview of the Share Exchange Ratio analyses, conducted by the Company’s FAs

(Nomura Securities)
In performing its analysis, Nomura reviewed the financial information of the Company and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange. Nomura used an average stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, as there are multiple listed companies that are comparable to both companies, Nomura employed the comparable companies analysis.  Further, the discounted cash flow analysis (“DCF Analysis”) was used to evaluate future business operations. The calculated ranges of the share exchange ratio below show the range of the number of shares of the Company common stock to be allotted for each share of common stock of TonenGeneral.

In performing the average stock price analysis, Nomura used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.

Analysis Method	Calculation Range of Share Exchange Ratio
Average Stock Price Analysis	2.29-2.39
Comparable Company Analysis	1.81-2.15
DCF Analysis	2.45-2.80

The assumptions and disclaimers related to its analyses of the Share Exchange Ratio are as described under (Note 1) below.

(Citigroup)
In performing its analysis, Citigroup reviewed the financial information of the Company and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange.  Citigroup used the stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, to evaluate future business operations, Citigroup performed a valuation based on a discounted cash flow analysis (“DCF Analysis”).  The valuation ranges of the Share Exchange Ratio set forth below represent the valuation ranges for the number of shares of the Company common stock to be allocated in exchange for one share of TonenGeneral common stock.

In performing the stock price analysis, Citigroup used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.

Analysis Method	Valuation Range of Share Exchange Ratio
Stock Price Analysis	2.29-2.40
DCF Analysis	1.05-3.55

The assumptions and disclaimers related to its analyses of the Share Exchange Ratio are as described under (Note 2) below.

(Mizuho Securities)
In performing its analysis, Mizuho reviewed the financial information of the Company and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange. Mizuho used a stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, as there are multiple listed companies that are comparable to both companies, Mizuho employed the comparable company analysis.  Further, the discounted cash flow analysis (“DCF Analysis”) was used to evaluate future business operations. The calculated ranges of the Share Exchange Ratio below show the range of the number of shares of the Company common stock to be allotted for each share of common stock of TonenGeneral.

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In performing the stock price analysis, Mizuho used August 26, 2016 as the reference date and reviewed the closing share price on the reference date and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference date.

Analysis Method	Calculation Range of Share Exchange Ratio
Stock Price Analysis	2.29-2.39
Comparable Company Analysis	2.84-3.86
DCF Analysis	2.51-2.77

The assumptions and disclaimers related to its analyses of the Share Exchange Ratio are as described under (Note 3) below.

(Daiwa Securities)
In performing its analysis, Daiwa reviewed the financial information of the Company and TonenGeneral, in addition to reviewing the terms and conditions of the Share Exchange.  Daiwa used a stock price analysis, since the shares of both companies are listed on a securities exchange and market share prices are publicly available.  In addition, to evaluate future business operations, Daiwa performed a valuation based on a DCF Analysis.  The valuation ranges of the Share Exchange Ratio set forth below represent the valuation ranges for the number of shares of the Company common stock to be allocated in exchange for one share of TonenGeneral common stock.

In performing the stock price analysis, Daiwa used August 26, 2016 (Reference Date 1), in addition to November 13, 2015 (Reference Date 2), which was the last trading date prior to November 16, 2015, which was the date on which the Business Integration was reported by newspapers, as the reference dates and reviewed the closing share prices from the Tokyo Stock Exchange on the reference dates and the average of the closing share prices during the most recent week, the most recent month, the most recent three (3) months and the most recent six (6) months, each ending on the reference dates.

Analysis Method	Calculation Range of Share Exchange Ratio
Stock Price Analysis (Reference Date 1)	2.29-2.39
Stock Price Analysis (Reference Date 2)	2.40-2.68
DCF Analysis	2.08-2.65

The assumptions and disclaimers related to its analyses of the Share Exchange Ratio are as described under (Note 4) below.

(Note 1)
In conducting its analysis with respect to the Share Exchange Ratio, Nomura used information provided by both companies as well as publicly available information.  Nomura has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy or completeness.  In addition, Nomura has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of either the Company or TonenGeneral, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura has assumed that the financial forecasts (including profit plans and other information) provided by the Company and TonenGeneral to Nomura have been reasonably prepared by the management of the Company on a basis reflecting the best currently available estimates and judgments.

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Nomura rendered its opinion to the Company, dated August 30, 2016, stating that from a financial point of view, the agreed upon Share Exchange Ratio is fair to the Company, subject to the conditions set forth above and certain other conditions.

(Note 2)
Citigroup rendered its fairness opinion to the Company, dated August 30, 2016, which opined that, based upon and subject to the assumptions set forth below and certain other conditions, the agreed upon Share Exchange Ratio, as of the date of the opinion, is fair, from a financial point of view, to the Company.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of the Company and TonenGeneral that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company and TonenGeneral provided to or otherwise reviewed by or discussed with Citigroup, the respective managements of the Company and TonenGeneral have advised Citigroup  that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and TonenGeneral as to the future financial performance of the Company and TonenGeneral and the other matters covered thereby.

Citigroup assumed, with the Company’s consent, that the Business Integration will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Business Integration, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, TonenGeneral or the contemplated benefits of the Business Integration.  Citigroup further assumed that the Business Integration will be treated as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes.  Citigroup’s opinion related to the relative values of the Company and TonenGeneral.  Citigroup did not express any opinion as to what the value of the Company common stock actually will be when issued pursuant to the Business Integration or the price at which the Company common stock will trade at any time.  Citigroup did not make or was provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or TonenGeneral nor did Citigroup make any physical inspection of the properties or assets of the Company or TonenGeneral.  Citigroup is not an expert in the appraisal or evaluation of oil, gas or mining properties or reserves or deposits and assumed and relied, without independent verification, on the estimates and forecasts of the management of the Company with respect to such assets.  Moreover, Citigroup’s opinion does not address the potential for fluctuations in the prices for oil, gas and mining products or the impact of such prices on the Business Integration.  Citigroup was not requested to, and did not, solicit third party indications of interest in a transaction with the Company.  Citigroup expressed no view as to, and its opinion does not address, the underlying business decision of the Company to effect the Business Integration, the relative merits of the Business Integration as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.  Citigroup also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Business Integration, or any class of such persons, relative to the Exchange Ratio.  Citigroup’s opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

Citigroup has acted as financial advisor to the Company with respect to its opinion and is expected to receive a fee for such services, a significant portion of which is contingent upon the consummation of the Business Integration.  Citigroup and its affiliates in the past have provided investment banking services to the Company unrelated to the Business Integration for which services Citigroup and its affiliates have received compensation.  Further, in the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and TonenGeneral for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, TonenGeneral and their respective affiliates.

( 13/ 29)

Citigroup’s advisory services and the opinion expressed by it were provided for the information of the Board of Directors of the Company in its evaluation of the proposed Share Exchange, and its opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Business Integration. the Company may not use Citigroup’s opinion for other purposes other than that set forth above without the prior consent of Citigroup.

(Note 3)
On August 30, 2016, Mizuho delivered its written opinion in Japanese to the board of directors of the Company that, based upon and subject to the assumptions made, matters considered, and limits of review set forth in its written opinion, as of such date, the exchange ratio was fair, from a financial point of view, to the holders of the Company common shares.

In rendering its opinion, Mizuho relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Mizuho by the Company and TonenGeneral.  Mizuho did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness.  The conclusion expressed in Mizuho’s opinion could potentially differ if there are matters that would make the information provided to Mizuho or discussed between Mizuho and the companies materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of the opinion, or which occurs subsequent to delivery of the opinion (including facts which potentially existed at the time the opinion was delivered but became apparent subsequently).  Mizuho assumed that the management of each company was unaware of any fact that would make the information provided to or discussed with Mizuho incomplete or misleading.  In addition, Mizuho did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho was not independently provided with, nor did Mizuho make any request to a third party for, any such valuation or appraisal.  Mizuho did not assume any obligation to conduct any inspection of the properties or facilities of either company or its affiliates, nor did Mizuho evaluate the capitalization, solvency or fair value of either company or its affiliates under any law relating to bankruptcy, insolvency or similar matters.

With respect to any information Mizuho requested in connection with the preparation of its opinion that was not provided or disclosed to Mizuho by the companies, or could not otherwise be used by Mizuho as a basis of Mizuho’s evaluation, Mizuho used assumptions it believed to be reasonable and appropriate, and Mizuho did not verify the effect on either company’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information (including future revenue and expenditure projections, expected cost savings, and TonenGeneral’s financial forecasts, which were adjusted by the Company to maintain consistency with the business plan) provided to Mizuho, Mizuho assumed that such information was reasonably prepared by the management of each company on a basis reflecting the best currently available estimates and judgments of management as to the expected future results of operations and financial conditions of the companies.  Mizuho relied on the assumptions and projections (as modified as described above; the same shall apply hereinafter) without independent verification of the feasibility of such assumptions and forecasts, and the projections on which such modifications are based, and Mizuho expressed no view as to any analyses or forecasts referred to in its opinion or the assumptions on which they are based.  Mizuho is not a legal, regulatory, or tax expert and therefore relied on the assessments made by advisors to the companies with respect to such issues.  Mizuho further assumed that the Share Exchange will qualify as a tax-free reorganization for Japanese corporate tax purposes.

( 14/ 29)

Mizuho has assumed, without conducting any independent verification, that the Share Exchange will be consummated in a timely manner and that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on the Company or TonenGeneral or on the contemplated benefits of the Share Exchange, and such consents and approvals will not have any effect on the Share Exchange Ratio.  Mizuho also assumed that the Company, TonenGeneral or their respective affiliates have not entered, and will not enter, into any contract, agreement or other instrument that may materially affect the Share Exchange Ratio, and that the consummation of the Share Exchange will not breach, or give rise to any right to terminate or declare a default or exercise any remedy under, any material agreement binding either company or any of its affiliates.  Mizuho assumed, except as disclosed by the companies and having material adverse effect on the Share Exchange Ratio, there are no litigation, dispute, etc.-related contingent liabilities, or environmental, tax or intellectual property, etc.-related off-balance sheet liabilities, of the Company, TonenGeneral or its respective affiliates.

Mizuho’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mizuho as of, the date such opinion.  Although its opinion may be affected by changes in future conditions, Mizuho did not assume any responsibility to modify, update, supplement or reaffirm its opinion.

For services rendered in connection with the Share Exchange, the Company has agreed to pay Mizuho a fee.  The Company agreed to indemnify Mizuho for certain liabilities arising out of Mizuho’s engagement, including in connection with Mizuho’s provision of its opinion.  In the ordinary course of business, Mizuho and its group companies may hold or sell certain equity, debt and other securities and various types of financial instruments, including derivatives, of either company or their affiliates for its own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Mizuho and its group companies may also from time to time act as a counterparty to either company or its affiliates and receive compensation for such activities.

Mizuho was not requested to provide an opinion as to, and Mizuho’s opinion did not in any manner address, the Company’s underlying business decision to proceed with or effect the Share Exchange, nor was Mizuho asked to provide, and Mizuho did not provide, any opinion as to any transaction other than the Share Exchange or as to the relative merits of the Share Exchange in comparison to any other transaction. Mizuho was under no obligation to the Company or its board of directors to solicit indications of interest from any third party in connection with the Share Exchange, nor did Mizuho make any such solicitations.

Mizuho’s opinion was limited to the fairness, from a financial point of view, of the Share Exchange Ratio to the holders of the Company common shares as of the date of the opinion, and Mizuho expressed no opinion as to the fairness of the Share Exchange to the holders of any other class of securities, creditors or other constituencies of the Company. Furthermore, Mizuho expressed no opinion with respect to the amount or nature of any compensation to any directors, executive officers or employees of either company, or any class of such persons, relative to the Share Exchange or with respect to the fairness of any such compensation.

(Note 4)
Daiwa rendered its fairness opinion to the Company, dated August 30, 2016, stating that from a financial point of view, the agreed upon Share Exchange Ratio is fair to the Company, subject to the conditions set forth below and certain other conditions.

In preparing its fairness opinion Daiwa analyzed and reviewed the Share Exchange Ratio.  For such analysis and review, Daiwa used, in principle, as-is material and information provided by the Company and TonenGeneral as well as publicly available information.  Daiwa assumed and relied on the accuracy and completeness of all information that Daiwa reviewed or analyzed, and did not independently verify or assume any obligation to independently verify the accuracy or completeness of such information.  Daiwa did not undertake an independent evaluation, appraisal or assessment of any of the assets or liabilities (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), on an aggregate or individual basis, of the Company, TonenGeneral or any of their respective affiliates (as defined in Article 8(8) of the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, etc. of Japan) (hereinafter, “Affiliates”), nor did Daiwa make any request to a third party for any such valuation, appraisal or assessment.  In preparing its fairness opinion, Daiwa assumed that there were no undisclosed facts (including contingent liabilities and litigation) in the present or future relating to the Company, TonenGeneral or any of their respective Affiliates that might affect its opinion.  Daiwa did not evaluate the solvency or creditworthiness of the Company, TonenGeneral or any of their respective Affiliates under any applicable laws relating to bankruptcy, insolvency or similar matters.  Daiwa did not conduct any physical inspection of the properties or facilities of the Company, TonenGeneral or any of their respective Affiliates, nor did Daiwa assume any obligation to do so.  Daiwa understands that the Company’s accounting and legal advisors performed financial and legal due diligence, respectively, on TonenGeneral based on the scope of due diligence agreed upon between the respective advisors and the Company. Daiwa did not independently verify such scope or assume any obligation with respect to such due diligence.

( 15/ 29)

In preparing its opinion, Daiwa assumed that the business plans, financial forecasts and other information regarding the future furnished to Daiwa by the Company and TonenGeneral were prepared according to reasonable procedures and reflect the best then-available estimates and judgment of the management of the Company and TonenGeneral, respectively, and Daiwa neither conducted independent verifications of the accuracy, validity or feasibility of the business plans nor assumed any obligation or responsibility to do so. Daiwa assumed that all assumptions in the preparation of the business plans and financial forecasts were accurate and feasible. Daiwa conducted no independent verifications of the accuracy or feasibility thereof, nor did Daiwa assume any obligation to do so.

Daiwa assumed that the Business Integration Agreement would be properly and validly executed by the Company and TonenGeneral with terms and conditions substantially the same as those set forth in the draft of the Business Integration Agreement that Daiwa reviewed, and that the Business Integration would be legally and validly performed and completed pursuant to the terms and conditions of the Business Integration Agreement, without any waiver, revision or amendment of any material terms or conditions thereof.  Further, Daiwa assumed that the transaction would be legally and validly performed, that the tax effects arising from the transaction would not be different from the anticipated tax effects by the Company and TonenGeneral, and that the governmental, regulatory or other consents or approvals necessary for the execution of the transaction would be obtained without any prejudice to the benefits expected to be brought by transaction. Therefore, Daiwa has no obligation to conduct the independent verifications thereof.  Daiwa did not evaluate the decision of the Company with respect to its execution of the transaction or the relative merits of the transaction as compared to any strategic alternatives that might be available to the Company, nor was Daiwa requested by the Company to do so.  Daiwa is not an accounting, tax or legal expert and neither independently reviewed or analyzed nor assumed any obligation to independently review or analyze the legality or validity of any matter regarding the transaction or the appropriateness of the accounting and tax treatment of any matter regarding the transaction. Daiwa also assumed that the anticipated tax effects of the transaction communicated to Daiwa by the Company would be realized.

Daiwa Securities Group, mainly consisting of Daiwa Securities Group Inc., which is the parent company of Daiwa, conducts investment and financing services business concentrating on securities-related business as the principle business.  Daiwa has provided to the Company, TonenGeneral and their respective Affiliates its services, for which Daiwa has received compensation in the past and the present, and may do so in the future.  The Company fully understands that Daiwa and its affiliates have provided, or may provide in the future, services for other transactions to TonenGeneral and its Affiliates, for which Daiwa has received, or may receive, compensation, and has given prior consent to the provision of such services without any objection.  In addition, Daiwa and its affiliates may actively trade or hold financial products, including securities and derivatives products, of the Company, TonenGeneral or any of their respective Affiliates, for its own and its Affiliates’ accounts or for the accounts of customers.

( 16/ 29)

Daiwa’s opinion was prepared solely for the use and benefit of the board of directors of the Company in connection with its review of the Share Exchange Ratio.  The Company may not cause Daiwa’s opinion to be disclosed, referred or communicated to any third party, nor to be used for any third party opinion to be disclosed without Daiwa’s prior written consent.  the Company will be also solely responsible for such disclosure with Daiwa’s prior consent, and Daiwa will not be responsible for such disclosure. Moreover, Daiwa’s opinion does not constitute a recommendation or solicitation to any holders of shares of common stock of the Company as to how such holder of shares should vote on the transaction (including exercise of the appraisal right of opposing holders of shares), the assignment and receipt of shares of the Company or any other related matters.

Daiwa’s opinion addresses only the fairness of the Share Exchange Ratio from a financial point of view to the holders of the shares of the common stock of the Company, and the Company did not ask Daiwa to address, and Daiwa’s opinion does not address, the fairness to, or any other consideration of, any third party other than the holders of shares of common stock of the Company. Daiwa does not provide any opinion on any premise or assumption upon which the determination of the Share Exchange Ratio was based or the underlying business decision of the Company to proceed with the transaction.  Daiwa does not express any opinion as to the prices at which the shares of common stock of the Company or TonenGeneral will be traded at any time after the date of its opinion.  In addition, Daiwa expresses no opinion with respect to the fairness of the amount or nature of any compensation to be received in relation to the Share Exchange Ratio by any officers, directors, employees or any similar such persons involved in the transaction.

Daiwa’s opinion is based on financial information prepared in accordance with accounting principles generally accepted in Japan, and did not take into consideration any possible difference in such financial information if prepared under IFRS.  Daiwa’s opinion is also based upon financial, economic, market and other conditions as they existed as of August 30, 2016, and relied on information made available to Daiwa by August 30, 2016. However, some materials and information used for the calculation were made at different points in time because the availability of materials and information was restricted. Additionally, although Daiwa’s opinion may be affected by future changes in conditions, Daiwa does not assume any obligation to revise, renew, supplement or reaffirm its opinion.

( 17/ 29)

Item 2 Approval for Partial Amendment to the Articles of Incorporation

1.	Reasons for the amendments

In connection with the business integration with TonenGeneral Sekiyu K.K., the Company intends to change its corporate name to “JXTG Holdings, Inc.” and accordingly amend Article 1 (Corporate Name) of current Articles of Incorporation.

The amendments to the Articles of Incorporation shall become effective as of the effective date of the share exchange (scheduled to be April 1, 2017) subject to Item 1 being resolved as proposed and the share exchange becoming effective.

2.	Details of the amendments

Current Articles of Incorporation and proposed amendment are as below.  (Provisions of current Articles of Incorporation that are not subject to amendments are omitted.)

(Amendments are underlined.)
Current Articles of Incorporation	Proposed Amendments
(CORPORATE NAME) ARTICLE 1 – The name of the Company shall be JX Holdings, Kabushiki Kaisha, and in English JX Holdings, Inc.	(CORPORATE NAME) ARTICLE 1 – The name of the Company shall be JXTG Holdings, Kabushiki Kaisha, and in English JXTG Holdings, Inc.

( 18/ 29)

Item 3 Appointment of Four (4) Directors

In connection with the business integration with TonenGeneral Sekiyu K.K., the Company proposes the appointment of four (4) new Directors.

The candidates for Directors are as below.  The appointment of each candidate shall become effective as of the effective date of the share exchange (scheduled to be April 1, 2017) subject to Item 1 being resolved as proposed and the share exchange becoming effective.

The number of current Directors is 14 (including four (4) Outside Directors), and the number of Directors as of the effective date of the appointment of each candidate is expected to be 18 (including five (5) Outside Directors).

Candidate No.	1	Jun Mutoh 1 Born August 20, 1959 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 3,000 common shares

Brief Personal History, and Position and Responsibilities at the Company

April 1982	Joined General Sekiyu K.K. (currently TonenGeneral Sekiyu K. K., “TG”)
March 2004	Director, Wakayama Refinery Manager, TG
March 2006	Representative Director and Managing Director, Wakayama Refinery Manager, TG
April 2006	Representative Director and Managing Director, Kawasaki Refinery Manager, TG
February 2012	Representative Director and Managing Director, TG
June 2012	Representative Director and President, TG (to present)

●     Reasons for nominating Mr. Mutoh as a Director Candidate
Mr. Jun Mutoh has been in charge of production technology, refinery management, etc. at both TonenGeneral group and ExxonMobil group for many years.   He has had a lot of experience and achievements in the energy business in and out of Japan.   Further, he has assumed the Representative Director and President in June 2012 after serving as the Director and Managing Director.  Through this role, he has been responsible for the management.    Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Mutoh as a director candidate

Candidate No.	2	Yasushi Onoda 1 Born December 30, 1962 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 0 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1985	Joined Tonen Corporation (currently TonenGeneral Sekiyu K.K., “TG”)	March 2015	Managing Director, Corporate functions, Treasurer’s Division Manager, TG
July 2008	General Manager and Sakai Refinery Manager, TG	March 2016	Senior Managing Director, Corporate functions, Treasurer’s Division Manager,
December 2009	SHE Senior Advisor, ExxonMobil Corporation		TG
March 2011	Director, TG		(to present)
June 2012	Director in charge of Chemical Division, TG
President, Tonen Chemical Corporation
Representative Director and Chairman, Nippon Unicar Company Limited
(currently NUC Corporation)
September 2013	Director, Chemical Division Manager, TG
March 2014	Managing Director, Chemical Division Manager, TG

●     Reasons for nominating Mr. Onoda as a Director Candidate
Mr. Yasushi Onoda has had a lot of experience and achievements by being responsible of finance, planning, oil refining and chemical products, etc. in and out of Japan at both TonenGeneral group and ExxonMobil group.   Further, he has assumed the Director in March 2011. After assuming the Managing Director, he assumed the Senior Managing Director in March 2016 and worked to strengthen the management system by being responsible for the Chemical and Corporate functions divisions.   Through this role, he has been responsible for the management.    Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Onoda as a director candidate.

Candidate No.	3	Takashi Hirose 1 Born March 29, 1961 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 0 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
Representative Director and Executive Vice president, JXTG Energy*
November 1988	Joined Mobil Sekiyu K. K. (currently EMG Marketing Godo Kaisha, “EMGM”)	[Expected to assume position as of April 1, 2017]
September 2008	Director, Retail Manager, ExxonMobil Yugen Kaisha (currently EMGM)	*Expected to change the company name from JX Nippon Oil & Energy Corporation as of April 1, 2017.
March 2012	Director, TonenGeneral Sekiyu K.K.
May 2012	Director, Retail Manager, EMGM
June 2012	Representative Director and Vice President, TonenGeneral Sekiyu K.K. (to present)
President, EMGM (to present)

●     Reasons for nominating Mr. Hirose as a Director Candidate
Mr. Takashi Hirose has had a lot of experience and achievements in the energy business sector at both TonenGeneral group and ExxonMobil group by being responsible of supply, management planning and sales strategy, etc. in and out of Japan. Further, he assumed the director at ExxonMobil Yugen Kaisha (currently EMGM) in September 2008 and Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMGM in June 2012.  Through this role, he has been responsible for the management.    Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Hirose as a director candidate.

Outside Director Candidate

Candidate No.	4	Yoshiiku Miyata 1 Born April 24, 1953 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 0 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
Outside Director, Kobe Steel, Ltd.
April 1977	Joined Matsushita Electric Ind. Co., Ltd. (currently Panasonic Corporation)
April 2007	Executive Officer, Matsushita Electric Ind. Co., Ltd. Chairman, Panasonic Europe Ltd.
April 2009	Managing Executive Officer, Panasonic Corporation Senior Vice President, Director, Visual Products and Display Devices Business Group, AVC Networks Company
April 2011	Senior Managing Executive Officer, Panasonic Corporation (in charge of Overseas Operations)
June 2011	Senior Managing Director, Member of the Board, Panasonic Corporation (in charge of Overseas Operations)
January 2012	Senior Managing Director, Director, Global Consumer Marketing Sector, Panasonic Corporation
April 2013	Senior Managing Director, Tokyo Representative, Panasonic Corporation
April 2014	Senior Managing Director, Panasonic Corporation
June 2014	Corporate Advisor, Panasonic Corporation
March 2015	Outside Director, TonenGeneral Sekiyu K.K. (to present)
June 2015	Outside Director, Kobe Steel, Ltd. (to present)

●     Reasons for nominating Mr. Miyata as an Outside Director Candidate
Mr. Yoshiiku Miyata has been in charge of corporate management in and out of Japan at Panasonic Corporation for many years.   He has had a lot of experience and achievements as a corporate manager.   Further, using such experience and achievements, he assumed the Outside Director at TonenGeneral Sekiyu K.K. in March 2015.  Given that he is expected to be capable of giving and guidance and advice on management at the Company as well as supervising the business execution of the Company from independent and objective point of view, we have decided to nominate Mr. Miyata as an outside director candidate.

Notes:
1.	Each candidate has no special interest with the Company.
2.
The term of office for Mr. Yoshiiku Miyata, who is the candidate for Outside Director, as the Outside Director of TonenGeneral Sekiyu K.K. will be one (1) year and nine (9) months (period until this Extraordinary General Meeting of Shareholders is held).

3.
When the appointment of Mr. Yoshiiku Miyata, who is the candidate for Outside Director, is approved, the Company will enter into an agreement (limited liability contract) with him which, in the case where he performed his duty with good intentions and without gross negligence, limits the liability an Outside Director bears to the Company under Article 423, paragraph (1) of the Companies Act, to the amount stipulated in Article 425, paragraph (1) of the Companies Act (an amount equal to an Outside Director’s remuneration for two (2) years).

4.
Mr. Yoshiiku Miyata, who is the candidate for Outside Director, meets “criteria to determine the independence of independent officers” of the Company set forth on page 29 of this convocation notice.  If his appointment is approved, he will become an independent officer under the rules of the stock exchanges in Tokyo and Nagoya where the Company has been listed.

5.
While a core operating company of the Company conducted business, including sale of electricity, in fiscal year 2015 with Panasonic Corporation, at which Mr. Yoshiiku Miyata served as Senior Managing Director until June 2014, the total amount of such business is minor (0.01%) compared to consolidated sales of the Company.

Item 4 Appointment of Two (2) Corporate Auditors

In connection with the business integration with TonenGeneral Sekiyu K.K., the Company proposes the appointment of two (2) new Corporate Auditors.

The candidates for Corporate Auditors are as below and this proposal was approved by the Board of Corporate Auditors.

The appointment of each candidate shall become effective as of the effective date of the share exchange (scheduled to be April 1, 2017) subject to Item 1 being resolved as proposed and the share exchange becoming effective.

The number of current Corporate Auditors is five (5) (including three (3) Outside Directors), and the number of Corporate Auditors as of the effective date of the appointment of each candidate is expected to be seven (7) (including four (4) Outside Corporate Auditors).

Candidate No.	1	Yoji Kuwano 1 Born January 31, 1955 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 2,000 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1978	Joined General Sekiyu K. K. (currently TonenGeneral Sekiyu K. K., “TG”)
April 2006	Financial Operations Manager, Controller’s, ExxonMobil Yugen Kaisha (currently EMG Marketing Godo Kaisha, “EMGM”)
March 2010	Statutory Auditor, Nihon Unicar K. K. (currently NUC Corporation)
June 2012	Executive Officer in charge of Accounting, TG Executive Officer & Controller, EMGM
March 2015	Statutory Auditors Support Manager, TG
April 2015	Statutory Advisor, Gyxis Corporation (to present)
March 2016	Statutory Auditor, TG (to present)

●     Reasons for nominating Mr. Kuwano as a Corporate Auditor Candidate
Mr. Yoji Kuwano has had a lot of experience and achievements as an executive officer at both TonenGeneral group and ExxonMobil group in charge of accounting and internal control after engaging in sales, accounting and supply, etc. in and out of Japan.  Further, using such experience and achievements, he assumed the Corporate Auditor at TonenGeneral Sekiyu K.K. in March 2016.  Given that he is expected to supervise the directors’ execution of their duties from an objective, independent, and fair standpoint by utilizing his experience and achievements, we have decided to nominate Mr. Kuwano as a new corporate auditor candidate.

Outside Corporate Auditor Candidate

Candidate No.	2	Nobuko Takahashi 1 Born November 17, 1953 1	Number of Company Shares Owned 0 common shares	Number of TonenGeneral Shares Owned 0 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
Freelance journalist
April 1976	Joined Shufunotomo Co., Ltd.	Outside Statutory Auditor, Japan Finance Corporation
April 1986	Freelance journalist (to present)	Outside Director, Aioi Nissay Dowa Insurance Co., Ltd.
June 2006	Director, Tokyo Stock Exchange, Inc.	Outside Director, Nishi-Nippon Financial Holdings Inc.
June 2007	Outside Audit & Supervisory Board member, Benesse Corporation (currently Benesse Holdings, Inc.)
August 2007	Director, Tokyo Stock Exchange Group, Inc. (currently Japan Exchange Group, Inc.)
June 2009	Outside Audit & Supervisory Board member, Japan Finance Corporation (to present)
March 2015	Outside Statutory Auditor, TonenGeneral Sekiyu K.K. (to present)
April 2015	Outside Director, Aioi Nissay Dowa Insurance Co., Ltd (to present)
June 2015	Outside Director, The Nishi-Nippon City Bank, Ltd.
October 2016	Outside Director, Nishi-Nippon Financial Holdings Inc. (to present)

●         Reasons for nominating Ms. Takahashi as an Outside Corporate Auditor Candidate
Ms. Nobuko Takahashi has assumed a position of outside corporate auditor at TonenGeneral Sekiyu K.K. since March 2015 with her perspective of a long-standing journalist and an ordinary citizen with knowledge and expertise in economy, finance and corporate governance.  Given that she is expected to supervise the directors’ execution of their duties from an objective, independent, and fair standpoint by utilizing her experience and achievements, we have decided to nominate Ms. Takahashi as a new corporate auditor candidate.   Ms. Takahashi has not been involved in company management except as an outside director or outside auditor; however, the Company assesses that she is qualified to appropriately perform duties as an outside corporate auditor due to the reasons above.

Notes:
1.	Each candidate has no special interest with the Company.

2.
The term of office for Ms. Nobuko Takahashi, who is the candidate for Outside Corporate Auditor, as the Outside Corporate Auditor of TonenGeneral Sekiyu K.K. will be one (1) year and nine (9) months (period until this Extraordinary General Meeting of Shareholders is held).

3.
When the appointment of Ms. Nobuko Takahashi, who is the candidate for Outside Corporate Auditor, is approved, the Company will enter into an agreement (limited liability contract) with her which, in the case where she performed her duty with good intentions and without gross negligence, limits the liability an Outside Corporate Auditor bears to the Company under Article 423, paragraph (1) of the Companies Act, to the amount stipulated in Article 425, paragraph (1) of the Companies Act (an amount equal to an Outside Corporate Auditor’s remuneration for two (2) years).

4.
While Ms. Nobuko Takahashi, who is the candidate for Outside Corporate Auditor, served as an outside statutory auditor of Benesse Holdings, Inc. (whose corporate name was changed from Benesse Corporation in October 2009) until June 2015, Benesse Corporation, a consolidated subsidiary thereof, confirmed an external leak of customers’ personal information. While she habitually made recommendations from a compliance perspective and was not involved in the case, after the occurrence of the case, she duly performed her duties, including actively requesting investigation of the facts, strengthening the compliance mindset and taking measures for preventing the occurrence of similar cases. After Benesse Corporation established the Personal Information Leakage Incident Investigation Committee, comprising mainly third-party experts, she verified the progress of the committee, and audited implementation of measures based on the final report by the committee, which covered investigation of the facts and causes as well as countermeasures for preventing reoccurrence.

5.
Ms. Nobuko Takahashi, who is the candidate for Outside Corporate Auditor, meets “criteria to determine the independence of independent officers” of the Company set forth on page 29 of this convocation notice.  If her appointment is approved, she will become an independent officer under the rules of the stock exchanges in Tokyo and Nagoya where the Company has been listed.

[Reference] Criteria to determine the independence of independent officers

The Company shall deem outside officers (outside directors and outside corporate auditors) who meet the following requirements to be independent officers (independent outside directors and independent outside corporate auditors) who have no possibility of conflict of interests with general shareholders.

1.	The outside officer does not fall into any of the following currently and for the last three years:

(1)	Major customer of the Company (Note 1) or its executing person
(Note 1)	Total sales amount of the Company and the Core Operating Companies to such customer for any of the last three business years exceeds 2% of the consolidated sales amount of the Company.
(2)	Business operator (Note 2) whose major customer is the Company or its executing person
(Note 2)
Total sales amount of such business operator to the Company and the Core Operating Companies for any of the last three business years exceeds 2% of the consolidated sales amount of such business operator.

(3)	Major lender (Note 3) of the Company or its executing person
(Note 3)	Total loan amount on a consolidated basis from such lender as of the last day of any of the last three business years exceeds 2% of the consolidated total assets of the Company.
(4)	Legal expert, certified public accountant or consultant who receives significant amount of remuneration from the Company in addition to officers’ remuneration

(In the case where the person who receives such remuneration is an organization, such as a corporation or association, legal expert, certified public accountant or consultant who belong to such organization)

(Note 4)	Total amount of remuneration from the Company and the Core Operating Company exceeds 10 million yen for any of the last three business years.
(5)	Accounting auditor of the Company or a certified public accountant who belongs to an audit corporation that is an accounting auditor of the Company
(6)
Person who has received significant amount of donation from the Company (Note 5) (in the case where such person who has received donation is an organization, such as a corporation or association, person who operates such organization)

(Note 5)	Total amount of donation from the Company and the Core Operating Companies exceeds 2% of the total amount of revenue of such person for any of the last three business years.
(7)	Major shareholder of the Company (Note 6) or its executing person
(Note 6)	Such shareholder has 10% or more of the total number of voting rights of the Company.

2.	Relatives within the second degree of kinship of the outside officer do not fall into any of the following for the present and past three years (excluding those who are not significant):

(1)	Executing person of the Company or its subsidiary
(2)	Person who falls into any of (1) through (7) set forth in 1. above.